EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings (Loss) Per Common Share

For the Three and Nine Months Ended June 29, 2018, and June 30, 2017

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	June 29,	June 30,	June 29,	June 30,
	2018	2017	2018	2017
Basic

Weighted Average Number of Shares Outstanding	29,430	29,830	29,649	29,698

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$1.01	$1.07	$0.63	$2.94
Discontinued Operations	(0.06)	(0.03)	(0.07)	(0.21)
Earnings (Loss) Per Share	$0.95	$1.04	$0.56	$2.73

Diluted

Weighted Average Number of Shares Outstanding	29,430	29,830	29,649	29,698
Net Shares Assumed to be Issued for Stock Options and RSUs	118	238	126	255
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,548	30,068	29,775	29,953

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$1.00	$1.06	$0.63	$2.92
Discontinued Operations	(0.06)	(0.03)	(0.07)	(0.21)
Earnings (Loss) Per Share	$0.94	$1.03	$0.56	$2.71